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                          October 29, 2021

       Lynn Kirkpatrick, Ph.D.
       President, Chief Executive Officer & Director
       Ensysce Biosciences, Inc.
       7946 Ivanhoe Avenue, Suite 201
       La Jolla, California 92037

                                                        Re: Ensysce
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260478

       Dear Dr. Kirkpatrick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David I. Meyers, Esq.